Exhibit 99.1

GREENBROOK TMS REPORTS First quarter operational and FINANCIAL RESULTS

May 14, 2021 – Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), today announced its first quarter 2021 (“Q1 2021) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

FIRST QUARTER 2021 OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	New patient starts increased by 19% to 1,583 as compared to the first quarter of 2020 (“Q1 2020”) and 11% compared to the fourth quarter of 2020 (“Q4 2020”).

•	Treatment volumes decreased by 4% to 52,126 as compared to Q4 2020 due to typical seasonal factors, amplified by harsh winter weather in parts of the United States. Despite these factors, Greenbrook managed year-over-year growth of 9% as compared to Q1 2020.

•	Consultations performed, an important performance indicator for the Company, increased by 52% as compared to Q1 2020, which points to encouraging prospects for the remainder of 2021.

•	Quarterly revenue increased by 14% to $11.3 million as compared to Q4 2020 and decreased by 1% compared to Q1 2020. This is despite a series of significant weather events, which led to temporary closures of many of the Company’s TMS centers (“TMS Centers”).

•	Q1 2021 resulted in an entity-wide regional operating loss of $1.5 million as compared to an entity-wide regional operating loss of $2.1 million in Q4 2020 and entity-wide regional operating income of $0.7 million in Q1 2020.

•	Implemented the Spravato® (esketamine nasal spray) pilot program at select TMS Centers to treat adults with treatment-resistant depression and depressive symptoms in adults with Major Depressive Disorder (“MDD”) with suicidal thoughts or actions. Based on the promising findings from the pilot program, the Company expects to expand its offering of Spravato® to an additional 5-6 TMS Centers, for a total of 10-12 TMS Centers offering Spravato®.

•	Added three newly active TMS Centers during Q1 2021, with an additional nine TMS Centers in development, bringing the total Company network to 128 TMS Centers as at March 31, 2021, representing an increase of 3% as compared to Q1 2020.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are very pleased with our start to 2021, with a return in consolidated revenue to pre-COVID-19 levels in Q1 2021. We experienced record monthly highs in new patient starts and treatment volumes in March 2021 despite temporary closures of some of our TMS Centers due to significant weather events in the first half of the quarter, and the continuing challenges of the COVID-19 pandemic. We believe the improved operational performance in March 2021 positions us well for a strong second quarter. We have also successfully rolled-out the Spravato® Pilot Program, building on our long-term business plan of utilizing our TMS Centers as platforms for the delivery of innovative treatments to patients suffering from MDD and other mental health disorders, and we look forward to making this treatment option available at additional centers.”

SELECTED FIRST QUARTER FINANCIAL AND OPERATING RESULTS (1)

Selected Financial Results

(US$)	Q1 2021	Q1 2020
Total revenue	11,313,175	11,420,502
Regional operating income (loss)	(1,492,118)	739,796
Loss before income taxes	(7,836,166)	(4,240,797)
Loss for the year and comprehensive loss	(7,836,166)	(4,240,797)
Loss attributable to the common shareholders of Greenbrook	(7,626,554)	(4,158,274)
Net loss per share (basic and diluted)(2)	(0.56)	(0.39)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

(2)	On January 12, 2021, the shareholders of the Company approved a special resolution for an amendment to the Company’s articles and authorized a consolidation (the “Share Consolidation”) of the Company’s outstanding common shares (“Common Shares”) on the basis of a one (1) post-consolidation Common Share for every five (5) pre-consolidation Common Shares. The Share Consolidation was completed on February 1, 2021. The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

Selected Operating Results

	As at March 31,	As at March 31,	As at December 31,
(unaudited)	2021	2020	2020
Number of active TMS Centers(1)	119	110	116
Number of TMS Centers-in-development(2)	9	14	9
Total TMS Centers	128	124	125
Number of management regions	13	13	13
Number of TMS Devices installed	201	189	198
Number of regional personnel	317	302	305
Number of shared-services / corporate personnel(3)	49	47	49
Number of TMS providers(4)	116	117	117
Number of consultations performed(5)	3,591	2,360	11,305
Number of patient starts(5)	1,583	1,326	5,445
Number of treatments performed(5)	52,126	47,970	195,992
Average revenue per treatment(5)	$217	$238	$220

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

(5)	Figure calculated for the applicable period ended.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2021 and 2020. These documents will be available on the Company’s website at www.greenbrooktms.com, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

CONFERENCE CALL AND WEBCAST

First Quarter Conference Call Details:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, the Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on Monday, May 17, 2021 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 6679987

The conference call replay will be available from 1:00 p.m. ET on May 17, 2021, until 11:59 p.m. ET on June 17, 2021.

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 620,000 TMS treatments to over 17,000 patients struggling with depression.

For further information please contact:

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance and the Company’s expectations regarding the expansion of the Spravato® pilot program, constitute forward-looking information within the meaning of applicable securities laws in Canada and the United States, including the United States Private Securities Litigation Reform Act of 1995. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form and in the Company’s other materials filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including certain metrics specific to the industry in which we operate. These measures are not recognized measures under International Financial Reporting Standards (“IFRS”), do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to our results determined in accordance with IFRS, we use non-IFRS measures including, “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures and industry metrics are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures. Additionally, see the Company’s MD&A, along with the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2020 and December 31, 2019 and the quarters ended June 30, 2020 and June 30, 2019, and September 30, 2020 and September 30, 2019, for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook for each of the periods shown in the table below.

Selected Consolidated Financial Information

(US$)	Q1 2021 (unaudited)	Q1 2020 (unaudited)
Total revenue	11,313,175	11,420,502

Direct center and patient care costs	6,360,023	5,881,290
Regional employee compensation	2,986,315	2,526,190
Regional marketing expenses	1,984,621	867,102
Depreciation	1,474,334	1,406,124
Total direct center and regional costs	12,805,293	10,680,706
Regional operating income (loss)	(1,492,118)	739,796
Center development costs	280,433	229,507
Corporate employee compensation	2,886,584	2,623,430
Corporate marketing expenses	161,034	305,448
Other corporate, general and administrative expenses	1,668,464	947,618
Share-based compensation	205,970	109,405
Amortization	115,833	115,833
Interest expense	1,027,912	657,834
Interest income	(2,182)	(8,482)
Loss before income taxes	(7,836,166)	(4,240,797)
Income tax expense	–	–
Loss for the period and comprehensive loss	(7,836,166)	(4,240,797)
Loss attributable to non-controlling interest	(209,612)	(82,523)
Loss attributable to the common shareholders of Greenbrook	(7,626,554)	(4,158,274)
Net loss per share (basic and diluted) (1)	(0.56)	(0.39)

Note:

(1)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.

(US$)	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019
(unaudited)
Revenue	11,313,175	9,913,552	12,006,570	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559
Regional operating income (loss)(1)	(1,492,118)	(2,050,168)	967,584	(225,198)	739,796	2,056,836	770,813	1,002,166
Net loss attributable to common shareholders of Greenbrook	(7,626,554)	(8,391,630)	(7,636,132)	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)
Adjusted EBITDA	(4,013,910)	(4,223,446)	(937,073)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)
Net loss per share – Basic(2)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)
Net loss per share – Diluted(2)	(0.56)	(0.60)	(0.57)	(0.76)	(0.39)	(0.62)	(0.31)	(0.28)

Notes:

(1)	Regional operating income (loss) for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.

(2)	The Company has retrospectively presented net loss per share calculations reflecting the number of Common Shares outstanding after giving effect to the Share Consolidation.